SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003
                         ------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-23817

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Northwest Retirement Savings Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Northwest Bancorp, Inc.
                           Liberty and Second Streets
                         Warren, Pennsylvania 16365-2353

                            [Letterhead of KPMG LLP]






            Consent of Independent Registered Public Accounting Firm




The Board of Directors
Northwest Bancorp, Inc.:


We consent to the incorporation by reference in the registration statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 23, 2004 that is included in the December 31, 2003 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.

/s/ KPMG LLP
--------------------------
Pittsburgh, Pennsylvania
June 25, 2004

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                          Page
 Report of Independent Registered Public Accounting Firm                    1

Statements of Net Assets Available for Benefits as of
 December 31, 2003 and 2002                                                 2

Statements of Changes in Net Assets Available for Benefits for the
 Years Ended December 31, 2003 and 2002                                     3

 Notes to Financial Statements                                              4

 Supplemental Schedule

 1. Schedule of Assets Held for Investment Purposes
     as of December 31, 2003                                               10


Note:All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                            [Letterhead of KPMG LLP]

             Report of Independent Registered Public Accounting Firm



The Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003 is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
---------------------------
Pittsburgh, Pennsylvania
June 23, 2004

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2003 and 2002


                                  Assets                                            2003                 2002
                              --------------                                      --------              -------
Cash                                                                                $ 21,237             196,323
Investments (note 3)                                                              37,837,117          25,439,045
Receivables:
     Due from predecessor plans (note 6)                                                   -             510,434
   Employer contribution (net of forfeitures)                                        144,489              55,787
   Employee contribution receivable                                                   90,794                   -
                                                                                  ----------          ----------
               Total receivables                                                     235,283             566,221
                                                                                  ----------          ----------
               Total assets                                                       38,093,637          26,201,589
                                                                                  ----------          ----------
              Net assets available for benefits                                 $ 38,093,637          26,201,589
                                                                                  ==========          ==========


See accompanying notes to financial statements.
                                       2

                        NORTHWEST RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2003 and 2002

                                                                                    2003                 2002
                                                                                ----------            ----------
 Additions:
  Additions to net assets attributed to:
      Investment income (note 3):
         Net appreciation (depreciation) in fair value of
            investments                                                          $ 8,390,027            (121,406)
         Dividends and interest                                                      633,626             474,009
                                                                                   ---------           ---------
                 Total investment income                                           9,023,653             352,603
      Contributions:
         Employer (net of forfeitures)                                               834,355             733,171
         Participant                                                               2,306,699           1,990,431
         Rollovers                                                                   938,169             390,182
                                                                                   ---------           ---------
               Total contributions                                                 4,079,223           3,113,784
                                                                                   ---------           ---------
               Total additions                                                    13,102,876           3,466,387
 Deductions:
   Deductions from net assets attributed to:
      Distributions to participants                                                1,210,828           2,020,247
                                                                                   ---------           ---------
               Total deductions                                                    1,210,828           2,020,247
                                                                                   ---------           ---------
               Net increase                                                       11,892,048           1,446,140
               Transfer from predecessor plans (note 6)                                    -             662,628
 Net assets available for benefits:
   Beginning of year                                                              26,201,589          24,092,821
                                                                                   ---------           ---------
   End of year                                                                  $ 38,093,637          26,201,589
                                                                                  ==========           =========

See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002




(1)      Description of the Plan

          The following description of the Northwest Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      General

          The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         (b)      Contributions

          Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under IRC Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ($12,000 limit in 2003 and $11,000 limit in 2002). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

          The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2003 or 2002.

        (c)       Participant Accounts

          Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.





                                  4                                  (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

         (d)      Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. Effective January 1, 2002, the vesting schedule is as follows:

               Vesting years            Percentage of
                                       interest vested
              ------------------------------------------
               Fewer than 2                     0%
                     2                         20%
                     3                         40%
                     4                         60%
                     5                         80%
                     6                        100%

        (e)       Investment Options

          Effective May 1, 2002, upon enrollment in the Plan, a participant may direct employee contributions in one percentage increments in any of these twelve investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund,
          Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small Cap Growth II Fund, and T. Rowe Price
          Mid-Cap Growth Fund. Prior to May 1, 2002, participants had the following eight investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, and T. Rowe Price International Stock Fund. Participants are permitted to change investment elections on a daily basis.

          Investments in Northwest Bancorp, Inc. stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

         (f)      Benefit Payments

          Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

         (g)      Loans to Participants

          Effective October 1, 2002, loans are permitted by the Plan document with specific limitations.

         (h)      Forfeitures

          Forfeited nonvested account balances are used to reduce employer contributions. Forfeitures amounted to $19,064 and $5,228 for the years ended December 31, 2003 and 2002, respectively.

                                        5                       (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

            Notes to Financial Statements December 31, 2003 and 2002

(2)      Summary of Significant Accounting Policies

 (a)   General

          The accompanying financial statements are prepared on the accrual basis of accounting.

(b)   Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 (c)   Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

 (d)   Contributions

          Participant contributions are recorded in the month in which they are withheld from the participant's wages. Company contributions are recorded as soon as the pay month has been valued for matching contributions.

(e)    Distributions to Participants

          Distributions  to participants  are recorded when paid by the trustee.

(f)    Plan  Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(g)    Administrative Expenses

          The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.

                                  6                                  (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(3)      Investments

     At December 31, 2003 and 2002, the following  investments  were held by the
Plan:

                                                          2003                           2002
                                                ------------------------       -------------------------
                                                Shares        Fair value       Shares         Fair value
                                                ------------------------       -------------------------
 Fidelity Blue Chip Growth Fund                 131,980    $  5,230,352*        115,930    $  3,702,817*
 Vanguard Windsor II Fund                       145,892       3,864,674*        125,555       2,611,547*
 Vanguard Balanced Index Fund                   146,265       2,672,255*        119,614       1,871,964*
 Vanguard Retirement Savings Trust            2,604,015       2,604,015*      1,656,679       1,656,679*
 Vanguard Total Bond Market Index Fund          155,716       1,605,432         107,181       1,112,543
 Vanguard 500 Index Fund                          4,265         437,916           2,510         203,652
 T. Rowe Price Mid-Cap Growth Fund               11,680         501,083           6,821         211,733
 Weitz Value Fund                                13,255         474,274           8,504         237,437
 Franklin Small Cap Growth II Fund               28,100         303,479          20,064         145,464
 FPA Capital Long Term Growth Fund              111,946       4,125,208*        109,106       2,930,585*
 Artisan International Fund                      42,096         796,045          32,644         482,804
 Northwest Bancorp, Inc. common stock           696,602      14,865,487*        684,561      10,124,657*
 Loans to participants                              -           356,897              -          147,163
                                                             ----------                      ----------
                                                          $  37,837,117                    $ 25,439,045
                                                             ==========                      ==========

* Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.

The Plan's investments appreciated (depreciated) in value as follows:

                                                                             2003                 2002
                                                                        ------------         ------------
Mutual funds (includes realized losses of $98,571
   and $519,126 in 2003 and 2002, respectively)                          $ 3,711,025          (2,463,924)
Common stock (includes realized gains of $717,116
   and $584,567 in 2003 and 2002, respectively)                            4,679,002           2,342,518
                                                                           ---------           ---------
                                                                           8,390,027           (121,406)
                                                                         $ =========           =========

Dividends  and  interest  on  plan   investments  were  $633,626  and  $474,009,
respectively, in 2003 and 2002.

(4)      Tax Status

          A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the
          Code), and the related trust is exempt from tax under Section 501(a) of the Code. Effective January 1, 2002, the Plan was amended and restated through the adoption of a prototype plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401 (a) and the related trust continues to be tax-exempt as of December 31, 2003. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

                                       7                             (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

(5) Reconciliation of Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to what is expected to be filed on the Form 5500:


                                                                                      December 31,
                                                                             ---------------------------
                                                                              2003                  2002
                                                                             ---------------------------

 Net assets available for benefits per the
    financial statements                                                 $ 38,093,637            26,201,589
 Amounts allocated to withdrawing
    participants                                                              (20,681)             (194,318)
                                                                          ------------          ------------
 Net assets available for benefits per the Form 5500                       38,072,956            26,007,271
                                                                          ============          ============

The following is a reconciliation of benefits paid to participants per the financial statements to what is expected to be filed on the Form 5500:


                                                                                         December 31, 2003
                                                                                        -------------------
 Benefits paid to participants per the financial statements                                   $   1,210,828
 Add amounts allocated to withdrawing participants at December 31, 2003                              20,681
 Less amounts allocated to withdrawing participants at December 31, 2002                          (194,318)
                                                                                              --------------
 Benefits paid to participants per the Form 5500                                              $   1,037,191
                                                                                              ==============

(6)      Plan Mergers

          During 2001, the Plan Sponsor acquired Heritage Trust Company and in 2002, the Heritage Savings Plan was merged with the Plan. The net assets of the Heritage Savings Plan of $152,194 were transferred to the Plan on December 27, 2002.

          During the Plan year, the Plan Sponsor also acquired Boetger & Associates, Inc. and the Board of Directors of the Plan Sponsor approved the merger of the Boetger & Associates, Inc. 401(k) Plan into the Plan to be effective prior to December 31, 2002. As of January 8, 2003, net assets of $406,529 of the Boetger & Associates, Inc. 401(k) Plan were transferred into the Plan.

          During 2001, the Plan Sponsor acquired certain offices of Prestige Bank and in 2002 the Board of Directors of the Plan Sponsor approved the merger of the Prestige Bank 401 (k) Plan into the Plan effective December 31, 2002. The net assets of $103,905 of the Prestige Bank 401(k) Plan were transferred into the Plan on May 6, 2003.

                                           8                        (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(7)      Subsequent Events

          On May 14, 2004, the Board of Directors of the Company adopted a resolution to approve the agreement and plan of merger (the Merger Agreement) by and among Northwest Bancorp, MHC; Northwest Bancorp, Inc.; Northwest Merger Subsidiary, Inc.; Northwest Savings Bank; and First Bell Bancorp, Inc. and Bell Federal Savings and Loan Association of Bellevue as executed on March 11, 2003. As part of the Merger Agreement, the Company has agreed to take all action necessary to cause the Bell Federal Savings and Loan Association 401(k) Savings Plan to be merged into the Plan after the effective date of the Merger Agreement. As of the date of this report, the assets of the Bell Federal Savings and Loan Association 401 (k) Plan have not been merged into the Plan.

                        NORTHWEST RETIREMENT SAVINGS PLAN
                                 EIN: 25-0368460
                                Plan Number: 002
     Schedule of Assets Held for Investment Purposes as of December 31, 2003


Schedule 1

        Identity of issue,
        borrower, lessor, or                                                                                     Current
         similar party                      Description of assets                                                 value
 -------------------------------------------------------------------------------------------------------------------------
                                            Registered investment companies:

  Fidelity Investments                      Fidelity Blue Chip Growth Fund                                  $   5,230,352
   Vanguard                                 Vanguard Windsor 11 Fund                                            3,864,674
   Vanguard                                 Vanguard Retirement Savings Trust                                   2,604,015
   Vanguard                                 Vanguard Total Bond Market Index Fund                               1,605,432
   Vanguard                                 Vanguard 500 Index Fund                                               437,916
   Vanguard                                 Vanguard Balanced Index Fund                                        2,672,255
   T. Rowe Price                            T. Rowe Price Mid-Cap Growth Fund                                     501,083
   FPA Investments                          FPA Capital Long Term Growth Fund                                   4,125,208
   Weitz                                    Weitz Value Fund                                                      474,274
   Franklin                                 Franklin Small Cap Growth II Fund                                     303,479
   Artisan                                  Artisan International Fund                                            796,045
                                                                                                               -----------
                                               Total registered investment companies                           22,614,733

                                            Employer securities:
  * Northwest Bancorp, Inc.                 Northwest Bancorp, Inc. common stock                               14,865,487
* Plan participants                         Loans to participants (16 loans outstanding at 5.25%
                                            to 8.75% with maturity dates in  2004 through 2007)                   356,897
                                                                                                              -----------
                                                                                                            $  37,837,117
                                                                                                              ===========

* Represents a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           NORTHWEST RETIREMENT SAVINGS PLAN




Date:    June 28, 2004           By:   /s/ Richard L. Rausch
                                       -------------------------------------
                                 Name: Richard  L. Rausch
                                 Title: Vice President and Plan Administrator